421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

November 9, 2020

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filed October 22, 2020
File No. 333-248898

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated November 6, 2020, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-248898, filed with the Commission on October 22, 2020 (“Amendment No. 1”). In connection with this letter, we are filing today via EDGAR an amendment to Amendment No. 1 (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings set forth in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

General

1.

We note your response to our prior comment and that you continue to seek to register the issuance of shares of common stock underlying 8,976,875 contingent value rights (“CVRs”) that were previously privately placed to forward purchase investors on the basis that such CVRs do not mature within one year. However, we also note that the forward purchase investors appear to have made their investment decision with respect to the CVRs and the shares of common stock underlying such CVRs at the time of the private placement. As the forward purchase investors made their investment decision in a transaction that commenced privately, such transaction must be completed privately and cannot be converted to a registered offering. Please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these shares. Alternatively, provide further analysis as to why you believe you are eligible to register the issuance of shares of common stock underlying the CVRs issued to forward purchase investors. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04 and 239.15.

RESPONSE:      In response to the Staff’s comment, the Company has revised Amendment No. 2 to remove the primary issuance of the underlying shares of common stock that may be issued upon settlement of the 8,976,875 contingent value rights (“CVRs”) by the purchasers of those CVRs under the Forward Purchase Agreement Amendment (the “FPA CVR holders”). To the extent the FPA CVR holders elect to keep their CVRs and are entitled to receive shares of the Company’s common stock pursuant to the CVR Agreement at the applicable maturity date, the issuance of such shares of the Company’s common stock will be effected in reliance upon an exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. However, given the CVRs are registered for resale on the Registration Statement, the Company has provided for the issuance of common stock upon settlement of any CVRs sold by the FPA CVR holders pursuant to this Registration Statement. We believe this is appropriate given the offer and (re)sale of the CVRs by FPA CVR holders under this Registration Statement is registered, and therefore the underlying shares of common stock were never “privately” offered to purchasers in any resale under this Registration Statement.  To reflect such changes, the Company has revised the disclosure on the cover page of Amendment No. 2 and the prospectus, the “Selling Securityholders” section beginning on page 115 and the “Plan of Distribution” section beginning on page 129.

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Securities and Exchange Commission

November 9, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan at (713) 758-2977.

Very truly yours, HighPeak Energy, Inc.

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Steven W. Tholen, HighPeak Energy, Inc.

Sarah K. Morgan, Vinson & Elkins L.L.P.